Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Ares Management Corporation for the registration of its Class A common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2020, with respect to the consolidated financial statements of Ares Management Corporation, and the effectiveness of internal control over financial reporting of Ares Management Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Los Angeles, CA
February 27, 2020